

February 2, 2006

Mr. E. Mark Rajkowski
Senior Vice President and Chief Financial Officer
MeadWestvaco Corporation
One High Ridge Park
Stamford, CT 06905

> **Re:** **MeadWestvaco Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Filed March 16, 2005**
> **File No. 001-31215**

Dear Mr. Rajkowski:

We have completed our review of your 2004 Form 10-K and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief